November 15, 2017

Via EDGAR

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Dear Mr. Ingram:

Re:		Genesys Industries, Inc. (the "Company")
		Post-Effective Amendment to Form S-1
		Filed November 1, 2017
		File No. 333-213387

I am President and C.E.O. of the Company and write this letter on behalf of the Company. Your comment is reprinted below along with our response.

General

1. We note that you have consistently disclosed in your SEC filings that you are a shell company, as that term is defined in our rules. We also note your disclosure in this Post-Effective Amendment Number 2 that you no longer consider yourself a shell company. There appear, however, to have been no material changes to your operations since you disclosed that the company was a shell company and you continue to have no or nominal operations and nominal assets. Accordingly, please provide a detailed factual and legal analysis of the reasons why you believe you are no longer a shell company, or advise. Refer to Securities Act Rule 405.

RESPONSE: Respectfully, the Company does not believe that it is a shell company now, and has never been a "shell company" for the foregoing reasons:

The Company does not believe it is a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934 because Rule
12b-2 sets forth a two-part test to determine whether a registrant is a shell company. Specifically, Rule 12b-2 defines "shell company" as a registrant that as (A) no or nominal operations; and (B) either: (1) no or nominal assets; (2) assets consisting solely of cash and cash equivalents; or (3) assets consisting of any amount of cash and cash equivalents and nominal other assets (emphasis added). Thus, if a registrant can prove it has more than nominal operations, it cannot be considered a shell company as defined in Rule 12b-2.

The determination as to whether a registrant's operations are more than nominal is a case-by-case analysis. In this regard, the Company believes that the following factors indicate that its operations are more than nominal and therefore the Company should not be deemed a shell company:

* The Company's website, http://www.genesysindustries.com/ is online and fully functional;

* The Company is currently developing a 1.25 acre plot of industrial land in Palmetto, Florida which will house its Corporate Headquarters, R&D Facility and Manufacturing Shop Floor Operations. To date this project is 95% completed and the company is completing final leasehold improvements which will reflect on the Dec 31, 2017 FS. The Company's
CEO is funding the construction of this project which is estimated to cost around $1.4 million and the company will make the necessary leasehold improvements going forward.

* The Company is in final negotiations with a related party company for the substantial transfer of plant equipment, machinery and facilities which will be reflected on the Dec 31, 2017 FS and will allow the company to earn additional revenues during its next quarter.

* The Company has established a line of credit with a commercial bank in the amount of $50,000. This is a revolving business line of credit and bears a fixed interest rate of 7%. The company has also established a corporate business credit card for use in travel related purposes. That line of credit is established at $20,000. The company has also established a Bank Term Loan Facility in the approximate amount of $200,000. Total consolidated revolving credit available under all credit arrangements is approximately $270,000. There have been no draw downs on the line of credit or the term loan as of September 30, 2017.

In addition, the Company is a startup company.  Footnote 172 to SEC
Release No. 33-8869 (the "2008 Release") regarding revisions to Rule 144 under the Securities Act as related to shell companies states that "Rule 144
(i)(1)(i) is not intended to capture a 'startup company,' or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having 'no or nominal operations.'" Accordingly, the Company believes that is not deemed a shell company in light of Footnote 172 to the 2008 Release.


We hope that our letter has fully addressed the Staff's comment.
If you have any questions regarding our responses, please do not hesitate to contact me.

Yours very truly,

GENESYS INDUSTRIES, INC.

Per: /s/ Shefali Vibhakar

Shefali Vibhakar
President & C.E.O.